150 Motor Parkway

Suite 401

Hauppauge, NY 11788

(631) 787-8455

January 28, 2022

Ms. Jenn Do

Division of Corporate Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Reference: Cannagistics, Inc.

Form 10-K for fiscal year ended July 31, 2021

Filed: November 4,2021

File No. 0-55711

Dear Ms. Do:

Enclosed herewith for filing on behalf of Cannagistics, Inc. (the “Company”), please find the Company’s Form 10-K, Amendment No. 1, marked to show the changes to the Company’s Form 10K for the fiscal year ended July 31, 2021, as filed with the Securities and Exchange Commission on November 4, 2021.

We received your letter of December 21, 2021, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, Office of Life Sciences, which pertain to the Form 10-K, aforementioned, and we hereby submit the following responses to the numbered comments.

Form 10-K for the fiscal year ended July 31, 2021

Controls and Procedures, page 28

1.        You disclose that “management concluded that, as of July 31, 2020, our internal control over financial reporting was not effective.” Please amend your form 10-K to instead state,

if true, that such conclusion was made as of July 31, 2021.

We have amended the Form 10-K, for the fiscal year ended July 31, 2021, filed on November 4, 2021, as follows:

“…As a result of this assessment, management concluded that, as of July 31, 2021, our internal control over financial reporting was not effective…”

2.       Regarding the steps listed to remediate such weaknesses in your internal control over financial reporting, you state that you “hope to implement the following changes during our fiscal year ending July 31, 2020.” Please revise the foregoing date as deemed appropriate since the foregoing period has already ended.

We have amended the Form 10-K, for the fiscal year ended July 31, 2021, filed on November 4, 2021, as follows:

“We plan to take steps to enhance and improve the design of our internal control over financial reporting. During the period covered by this annual report on Form 10-K, we have not been able to remediate the material weaknesses identified above. To remediate such weaknesses, we had hoped to implement the following changes during our fiscal year ending July 31, 2021: (i) appoint additional qualified personnel to address inadequate segregation of duties and ineffective risk management; and (ii) adopt sufficient written policies and procedures for accounting and financial reporting. The remediation efforts set out in (i) and (ii) are largely dependent upon our securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected in a material manner. In December 2021 we appointed new members to the Board of Directors and hope to take additional remedial actions in the future.”

This letter responds to all comments contained in your letter of December 21, 2021.

If you have any questions, please do not hesitate to call us.

Very truly yours,

/s/ James W. Zimbler

James W. Zimbler, Vice-President of Corporate Finance

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